UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hoehl, Robert H.
   P.O. Box 1070
   40 IDX Drive

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/17/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Vice Chairman Of The Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
--------------------------------------------------------------------------------
----------------------------------------------------
Common Stock                                  03/17/03    G        1,250,000.00
(A               1,250,000.00   D  Direct
                                                                   1)
Common Stock
1,250,794.00   I  by FLITE Trust
Common Stock
666,537.00     I  by Trust
Common Stock
980,617.00     I  by Trust-RHHGRAT1

201

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------
Director Stock Option-Common   $16.8750
09/15/01     12/19/10
Stock (right to buy)
Director Stock Option-Common   $17.7500
05/20/03     05/20/12
Stock (right to buy)
Director Stock Option-Common   $17.8000
05/21/02     05/21/11
Stock (right to buy)
Director Stock Option-Common   $12.6100
12/03/01     12/03/11
Stock (right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
--------------------------------------------------------------------------------
----------------------------------------------------
Director Stock Option-Common             Common Stock                   2,382.00
2,382.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   4,508.00
4,508.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   3,371.00
3,371.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   1,587.00
1,587.00      D   Direct
Stock (right to buy)

Explanation of Responses:

(1)
1,250,000 shares were previously held by reporting person's son as trustee. Such trust is referred to as the "John M. Hoehl, Truste e of the Robert H. Hoehl FLITE Trust U/A 11/20/02." Such FLITE Trust contributed such 1,250,000 to the reporting person.



SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Robert H. Hoehl
DATE 03/19/03